Arl 3/4/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2001 |
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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III



02006061

FEB 26 2002

| SEC FILE NUMBER |
|---|
| 8- 50881 |

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Horizon Investment Group LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3343 Peachtree Road #620
(No. and Street)

Atlanta (City) GA (State) 30326 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio, A. Michael
(Name – *if individual, state last, first, middle name*)

3490 Piedmont RD. #1212 Atlanta, GA 30305
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2002
P THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SO
3-28-02

## OATH OR AFFIRMATION

I, Thomas M. Buehler, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Horizon Investment Group LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Notary Public, Jackson County, Georgia
My Commission Expires May 16, 2004.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# HORIZON INVESTMENT GROUP, LLC

Financial Statements
For the Years Ended
December 31, 2001 and 2000
With
Independent Auditor's Report



RUBIO & COMPANY, PC
CERTIFIED PUBLIC ACCOUNTANTS

One Securities Centre Suite 1212
3490 Piedmont Road
Atlanta, Georgia 30305
Office: 404-237-7804
Fax: 404-233-4090

# INDEPENDENT AUDITOR'S REPORT

To the Owners
Horizon Investment Group, LLC

We have audited the accompanying balance sheet of Horizon Investment Group, LLC, as of December 31, 2001 and 2000 and the related statements of operations, changes in members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Horizon Investment Group, LLC, as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 13, 2002
Atlanta, Georgia

Rubio & Company, P.C.

RUBIO & COMPANY, P.C.

HORIZON INVESTMENT GROUP, LLC
BALANCE SHEET
DECEMBER 31, 2001 AND 2000

ASSETS

| | 2001 | 2000 |
|---|---|---|
| Cash and cash equivalents | $ 43,991 | $ 37,889 |
| Accounts receivable – clearing broker | 325,877 | 310,747 |
| Net property and equipment | 277,326 | 237,307 |
| Deposit with clearing broker | 20,000 | 20,000 |
| Other | 30,407 | 13,820 |
| Total assets | $ 697,601 | $ 619,763 |

LIABILITIES AND MEMBERS' EQUITY

| | 2001 | 2000 |
|---|---|---|
| LIABILITIES | | |
| Accounts payable | $ 10,703 | $ 2,284 |
| Accrued commission and compensation | 53,761 | 47,430 |
| Other | 19,089 | 43,502 |
| Total Liabilities | 83,553 | 93,216 |
| MEMBERS' EQUITY | 614,048 | 526,547 |
| Total liabilities and members' equity | $ 697,601 | $ 619,763 |

The accompanying notes are an integral part of these financial statements.

HORIZON INVESTMENT GROUP, LLC
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| REVENUES | | |
| Commissions | $ 8,842,114 | $ 4,786,311 |
| GENERAL AND ADMINISTRATIVE EXPENSES | | |
| Employee compensation and benefits | 1,510,431 | 1,009,272 |
| Clearing costs | 778,990 | 816,291 |
| Communications | 1,341,317 | 1,133,961 |
| Occupancy | 72,357 | 71,029 |
| Other operating expenses | 3,835,715 | 1,150,548 |
| | 7,538,810 | 4,181,101 |
| NET INCOME | $ 1,303,304 | $ 605,210 |

The accompanying notes are an integral part of these financial statements.

HORIZON INVESTMENT GROUP, LLC
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net income | $ 1,303,304 | $ 605,210 |
| Noncash items included in net income: | | |
| Depreciation and amortization | 61,520 | 51,964 |
| Decrease (increase) in accounts receivable | (15,130) | 11,201 |
| Increase (decrease) in payables and accrued expenses | (9,663) | 10,331 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 1,340,031 | 678,706 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | |
| Purchase of property and equipment | (100,519) | (158,157) |
| Other assets | (17,607) | 1,359 |
| NET CASH USED BY INVESTING ACTIVITIES | (118,126) | (156,798) |
| CASH FLOW FROM FINANCING ACTIVITIES | | |
| Contributions from owners | 35,987 | |
| Distributions to owners | (1,251,790) | (707,123) |
| NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES | (1,215,803) | (707,123) |
| NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | 6,102 | (185,215) |
| CASH AND CASH EQUIVALENTS BALANCE: | | |
| Beginning of year | 37,889 | 223,104 |
| End of year | $ 43,991 | $ 37,889 |

The accompanying notes are an integral part of these financial statements.

HORIZON INVESTMENT GROUP, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Years Ended December 31, 2001 and 2000

| | Paid-In Capital | Retained Earnings (Deficit) | Total |
|---|---|---|---|
| Balance, December 31, 1999 | $ 364,115 | $ 264,345 | $ 628,460 |
| Net income | | 605,210 | 605,210 |
| Distributions to owners | | (707,123) | (707,123) |
| Balance, December 31, 2000 | 364,115 | 162,432 | 526,547 |
| Net income | | 1,303,304 | 1,303,304 |
| Contributions from owners | 35,987 | | 35,987 |
| Distributions to owners | | (1,251,790) | (1,251,790) |
| Balance, December 31, 2001 | $ 400,102 | $ 213,946 | $ 614,048 |

The accompanying notes are an integral part of these financial statements.

## NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer organized under the laws of the state of Georgia that began business in July 1998. The Company is registered with the Securities and Exchange Commission, the National Association of Securities Dealers and the securities commissions of appropriate states. The Company's primary business is to provide a day trading environment for professional securities traders. Most of the Company's customers are located in foreign countries.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its bank accounts in high credit quality institutions. Deposits at times may exceed federally insured limits.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Income Taxes: The Company has elected to be taxed as a partnership. Therefore the income or losses of the Company flow through to its owners and no income taxes are recorded in the accompanying financial statements.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE B--LEASE COMMITMENT

The Company leases its office premises under an operating lease. The Company's commitment under the office premises operating lease is approximately the following:

| | |
|---|---|
| 2002 | $ 68,000 |
| 2003 | 70,000 |
| 2004 | 72,000 |
| 2005 | 43,000 |
| | $ 253,000 |

Rent expense for the years ended December 31, 2001 and 2000 was approximately $67,000 and $61,000, respectively.

NOTE C--NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $286,315, which was $ 280,745 in excess of its required net capital of $5,570.

NOTE D—CONCENTRATIONS

During 2001 and 2000, the Company earned approximately 56% and 52% of its revenues from three and four customers, respectively.

NOTE E – OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

## NOTE F – RELATED PARTY TRANSACTIONS

The Company has customers who initiate securities transactions from office space located in Saudi Arabia. The office space is provided by a member or an entity related to the member at no cost to the Company.

# SUPPLEMENTAL INFORMATION

SCHEDULE I
HORIZON INVESTMENT GROUP, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2001

NET CAPITAL:

| | |
|---|---|
| Total members' equity | $ 614,048 |
| Less nonallowable assets | (327,733) |
| Net capital before haircut | 286,315 |
| Less haircuts: | - |
| Net capital | 286,315 |
| Less required capital based on aggregate indebtedness | (5,570) |
| Excess net capital | $ 280,745 |
| Aggregate indebtedness | $ 83,553 |
| Percentage of aggregate indebtedness to net capital | 29.2% |

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2001

There was no significant difference between net capital in the FOCUS Part IIA form and the financial statements.

HORIZON INVESTMENT GROUP, LLC

## SCHEDULE II
## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption.

## SCHEDULE III
## INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption.

## SCHEDULE IV
## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS AND GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2001

The broker dealer is in compliance with the conditions for exemption.



RUBIO & COMPANY, PC
CERTIFIED PUBLIC ACCOUNTANTS

One Securities Centre Suite 1212
3490 Piedmont Road
Atlanta, Georgia 30305
Office: 404-237-7804
Fax: 404-233-4090

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Owners
Horizon Investment Group, LLC

In planning and performing our audit of the financial statements of Horizon Investment Group, LLC, for the year ended December 31, 2001, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Horizon Investment Group, LLC, that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets

for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

However, we noted that due to the size of the Company, duties surrounding cash receipts and disbursements have not been segregated to achieve internal control over these functions. These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the year ended December 31, 2001 and this report does not effect our report thereon dated February 13, 2002.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 13, 2002
Atlanta, Georgia

Rubio & Company, P.C.

RUBIO & COMPANY, P.C.